Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Met-Pro Corporation

Commission File No. 001-07763

Important Information for Investors and Stockholders

This communication is not a substitute for the prospectus/proxy statement CECO Environmental Corp. and Met-Pro Corporation will file with the SEC. Investors in CECO or Met-Pro are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents that will be filed by the Company and Met-Pro with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to CECO Environmental Corp., 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations; or to Met-Pro Corporation, 160 Cassell Road, Harleysville, Pennsylvania 19438, Attention: Investor Relations. A final prospectus/proxy statement will be mailed to CECO’s stockholders and shareholders of Met-Pro.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to such registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

CECO and Met-Pro, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for CECO’s 2013 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2012. Information about the directors and executive officers of Met-Pro is set forth in the proxy statement for Met-Pro’s 2013 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Forward Looking Statements

Information in this document contains forward-looking statements, which involve a number of risks and uncertainties. CECO Environmental Corp. (“CECO”) and Met-Pro Corporation (“Met-Pro”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving CECO and Met-Pro, including future financial and operating results, the company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CECO or Met-Pro stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in CECO’s and Met-Pro’s filings with the SEC. CECO and Met-Pro disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

CORPORATE PARTICIPANTS

Benton Cook CECO Environmental Corp. - Interim CFO

Jeff Lang CECO Environmental Corp. - CEO

CONFERENCE CALL PARTICIPANTS

Ajay Kejriwal FBR & Co. - Analyst

Rob Stone Cowen & Co. - Analyst

Sean Hannan Needham & Co. - Analyst

Larry Schnurmacher Morgan Stanley - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the Quarter One 2013 CECO Environmental earnings conference call. My name is Matthew. I will be your operator for today.

At this time, all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (Operator Instructions). As a reminder, this call is being recorded for replay purposes.

Now I would like to turn the call over to Mr. Benton Cook, Interim CFO. Please proceed sir.

Benton Cook - CECO Environmental Corp. - Interim CFO

Good morning everyone. Also joining us on the call this morning will be our Chairman, Phil DeZwirek, and our CEO Jeff Lang.

Before we begin, I would like to caution investors regarding forward looking statements. Any statements made in today’s presentation that are not based on historical fact are forward looking statements. Such statements are based on certain estimates and expectations and are subject to a number of risks and uncertainties. Actual future results may vary materially from those expressed or implied by the forward-looking statements. We encourage you to read the risks described in our SEC filings, including our annual report on Form 10-K for the year ended December 31, 2012. Except to the extent required by applicable securities laws, we undertake no obligation to update or publicly revise any of the forward-looking statements that you may hear today whether as a result of new information, future events, or otherwise.

Today’s presentation will also include references to certain non-GAAP financial measures. We’ve reconciled the comparable GAAP and non-GAAP numbers in today’s press release.

Before I turn the call over to Jeff, I would like to comment on a few key results for the first quarter of 2013. Net sales were $34.4 million as compared to $33 million in the same period of 2012. Gross profit increased by 9.8% to $11.2 million as compared to $10.2 million in 2012. Gross margin increased to 32.6% compared to 30.9% for the same quarter. Operating income decreased to $3.2 million in 2013 compared to $3.7 million in 2012. Non-GAAP operating income adjusted for transaction-related costs, including legal, accounting, banking, retention payments, earnout expenses, and amortization of intangibles related to recent acquisitions, increased to $4.6 million compared to $3.8 million, a 21.1% improvement over the same period in 2012. Operating margin decreased to 9.6% from 11.2% in 2012. Non-GAAP operating margin adjusted as noted increased to 13.4% compared to 11.5%.

Net income increased to $2.2 million in 2013 as compared to net income of $2 million in 2012. Non-GAAP net income adjusted as noted increased to $3.3 million compared to $2.1 million. Net income per diluted share was $0.12 in 2013 as compared to $0.12 in 2012. Non-GAAP net income per diluted share adjusted as noted increased to $0.18 in 2013 compared to $0.13 in 2012.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Bookings in Q1 of 2013 were $37.6 million compared to $30.7 million in 2012, an increase of 22.5%. And backlog as of March 31, 2013 was $75.8 million compared to $59.5 million as of December 31, 2012, and $52.6 million as of March 31, 2012.

Now, I will turn the call over to our CEO, Jeff Lang.

Jeff Lang - CECO Environmental Corp. - CEO

Thank you Benton. Good morning everyone. Thank you for participating in the CECO Q1 earnings call. We appreciate your continuing interest in CECO Environmental as we grow and execute on our strategies.

Q1 was a solid operating performance for us, in conjunction with executing on three significant smart accretive acquisitions. Our goal is to build the platform, the platform within the air pollution control and product recovery sector. We are positioned the Company well for in excess of $300 million in revenues for 2014, given our M&A activities and our definitive commitments. We continue to build a strong diverse global end market customer base to ensure we grow and prosper through various business climates, and not tied to one or two markets or one or two regions.

Just a quick note on our future platform that we’re building and we took some actions in Q1 to do that. In looking at CECO and Met-Pro and Aarding and Adwest, the basis for 2012 actual numbers you can easily calculate, we’re moving close to that $300 million in revenues on an annual basis. And if we add in normal growth for 2013 and 2014, we’re getting into some very exciting levels for the CECO team going forward. This has been our aspiration for a while now and we are very glad it is all coming together.

Some brief comments on the quarter. As Benton mentioned, we hit $4.6 million in adjusted non-GAAP operating income versus $3.8 million in operating income in the previous quarter. Bookings were up 22%, higher than last year, including organic and some inorganic activities. Our backlog is at an all-time high of $75 million, almost $76 million in size with good gross profit baked in. As Benton noted, our bookings were up 22%, but if we look at our year-to-date April bookings, it even gets better, and we are up over 30% year-to-date April versus year-to-date April 2012. And the acquisition of Aarding for the month of March contributed to our operating income growth in the quarter.

Please note in Q1 CECO had roughly $1.3 million of M&A related one-time expenses for the quarter. This is why we are now showing non-GAAP adjusted earnings in Q1 and throughout the rest of the year, so you’ll have a better quarter-over-quarter view of our business on a comparable basis. We will see additional legal accounting and banking and other related fees throughout 2013 as we move towards closing on the excellent Met-Pro acquisition transaction which is targeted for a Q3 close.

Just a note on the quarter, if — again, we had Aarding for March. If we had Aarding for the full quarter versus just March, our revenue and OI and earnings would be better. Needless to say, we’re very excited about the Aarding and their excellent technology, which will generate solid earnings for our shareholders in the future. We’re looking forward to Aarding being part of our team. We’ve had one month of integration and everything is going very well.

As again, the bookings were up 22%, $38 million versus $31 million, but year-to-date April we got closer to $54 million in bookings versus $40 million year-to-date April last year. So we are seeing some nice activity, some nice quotation activity, and we are excited about the bookings through April.

Beyond the activity levels are strong, our gross profit expansion reached 32%. That’s an all-time high for us. And our operating margins exceeded 13%. That’s an all-time high for us. So we’re pretty excited about our backlog and our bookings and our future.

I’d like to give you — I’d like to share with you a few orders we received in Q1 to give you all a flavor of what we are selling around the world and the types of orders we are bringing in. Our Flextor natural gas business booked a $3 million order for damper and diverters for Argentina in conjunction with Aarding. So the synergies for revenue and gross profit between Aarding and Flextor is very good. This was General Electric order.

Our Effox utility group booked a $2 million damper diverter order for a US power plant in conjunction with the Hamon Research-Cottrell Company. Our Buell Refinery cyclone division, which focuses on FCC cyclones in the refinery sector booked a $1.2 million order for a refinery in the USA. Our Fisher-Klosterman cyclone division booked a $1.1 million order for a chemical plant in conjunction with Haldor Topsoe here in the USA. The Effox utility group booked a $900,000 order with Keywood Industrial for a power plant in the USA. We booked another refinery cyclone for $900,000 for the Flint Hills Resources refinery. Another natural gas Flextor order in conjunction with Aarding regarding an Asia opportunity. CECO China booked a $420,000 cyclone and scrubber order for a chemical plant in China. Effox booked an order with Alstom Destination, Chile. Flextor booked another natural gas order going to Australia, and another couple orders in China for chemical plants.

So, those are a flavor of some of the orders we are getting around the world. Those are just some of the larger orders. We get hundreds of smaller orders every month but we wanted to share that with you.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Some comments on the individual businesses. Our Contract Services and Parts group, combined with our Filter group, saw a little bit of flatness in Q1. And I think some of that was they had a record Q4 and they were finishing up several dozen projects in Q4. But Q2 is tracking better for the Parts and Services and Filter businesses. And our expectation is that they will show significant growth this year and achieve their operating plan.

Our traditional utility business Effox continued their solid operating performance in Q1 as many of the best-in-class power plants are investing in and upgrading their systems. And so operating income was up nicely for the Effox group.

I’d like to share a special recognition regarding the Effox group. This division received two special supplier performance awards for 2012 regarding quality, reliability, and all-around performance. The first award came from the Babcock and Wilcox Power generation Group. And the second award they received was the President’s Partnership Award from Bechtel. So congratulations to the Effox team. We’re very proud of these accomplishments and keep up the good work. These are two very special awards provided by two very large global customers that have very sophisticated requirements and specifications that must be met continuously, so these are tough awards to achieve and only a handful of suppliers receive those out of thousands and thousands of their suppliers.

Regarding our natural gas utility business, Aarding and Flextor, they had a solid quarter. Note we only had Aarding for one month of the quarter, which was March, but our Natural Gas division is progressing well. Their activity is gaining momentum around the world, and the integration of Aarding and Flextor is going as planned. And we expect the completion of the Aarding integration to be done by the end of June. So with our Utility group, CECO has two battleship businesses to take advantage of the traditional power sector around the world and the natural gas power sector that are both growing globally.

Regarding our cyclone technology and scrubber divisions, which is Fisher-Klosterman and Buell, they had a solid quarter. Actually, Fisher-Klosterman was up for the quarter and Buell was down slightly for the quarter, but together their activity is picking up. We are seeing activity growth on the refinery, chemical, petrochemical and some very large industries domestically, and to some degree globally from an upside opportunity.

Lastly, CECO China showed some solid bookings growth and some excellent upside in operating income in Q1 versus a year ago. So, we are excited about continuing our investment in China regarding the air pollution control and product recovery markets.

And as a footnote, the two recent acquisitions we made of Aarding and Adwest, they will be a perfect fit for China’s sales opportunities and our fabrication framework. So we are now starting to integrate some of those products into CECO China. We are committed to the China growth long-term. And yes the China Ministry, the Ministry of Environmental Protection, is seriously taking action to improve and correcting their long-term air quality problems, as you’re all aware of.

In summary, for Q1 regarding M&A, we announced our M&A plans have solidified and we are executing on our platform strategy. Adwest we closed, Adwest Technologies closed on December 31. The Aarding natural gas engineering equipment technology provider we closed on February 28 as planned. And they’re both doing well, both with business levels in the integration process. Actually, the Adwest Technologies business is fully integrated and Aarding will be fully integrated by the end of Q2.

Regarding Met-Pro, we’re all very excited about Met-Pro. The definitive purchase agreement we announced on April 22 is in the normal and typical SEC approval process stage, along with our shareholder voting process, and we are anticipating Q3 as the targeted close date. We believe the Met-Pro business, which is an excellent business and an excellent fit for CECO, will easily integrate into CECO’s platform to drive global revenues, recurring revenues and additional earnings growth for our shareholders. We will be happy to answer any questions you have about this transformative acquisition underway. And as you note, their 2012 revenues were in the $110 million range. So we are excited about Met-Pro, and the size — the sizable acquisition that would bring to the CECO portfolio. Many of the details were in our 8-K filings and other filings that you probably have read about.

Our team, our platform and CECO in general is positioned well for the future. We believe we are executing on our core strategies that we’ve been sharing with you for a while. The growth platform is coming together and we have aspirations for earnings growth for our shareholders. Adding on Met-Pro will be a transformative event. Our backlog today is at $75 million, our margins are reaching new highs, and we have great bookings growth in the quarter, so — and the year-to-date April. So that adds up to some pretty nice momentum for CECO, and the management team is excited about the future.

So with that, I’d like to please open up for any questions you may have at this time.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Ajay Kejriwal, FBR Capital Markets.

Ajay Kejriwal - FBR & Co. - Analyst

Thank you, good morning. So maybe if you can provide a little bit more color on the acquisitions of Aarding and Adwest and how did they perform in the quarter and what was their contribution to the topline. And the reason I ask is, last call, you had talked about Adwest I think $12 million revenue run rate, and if they performed in line with that, just the math of it would suggest that the base business declined in the quarter. So, maybe just a little bit of color on the base business and the acquisition performance.

Jeff Lang - CECO Environmental Corp. - CEO

Yes, Adwest is a pretty good job in the quarter. We focused on the integration which we got through successfully as planned. They had a pretty solid quarter with bookings and revenue. It actually — some of their revenues made up for some of the CECO Abatement, a little bit of the CECO Abatement business that saw a little decline in the quarter. So Adwest is performing well.

And the Aarding piece, they had a solid quarter but, again, we only picked up March for Aarding. They picked up — they had a nice quarter and some nice operating income contributions, and helped our accretiveness to grow in gross profit. But we’re excited to have Aarding for the full year. Of course, if we had Aarding for the full quarter, we would’ve been much higher, probably closer to $40 million in revenues for the quarter. But they both performed as planned, and they both contributed to our performance in the quarter.

Ajay Kejriwal - FBR & Co. - Analyst

Okay, so if they performed in line, is it fair to say base business declined about 10%?

Jeff Lang - CECO Environmental Corp. - CEO

No, I wouldn’t say that. I’d probably have to take a little look at that. Probably a little bit — probably more like a 5% decline. We had some projects with CECO Abatement that were pushed out, and that business had not performed. But the Adwest business and their technology helped us through the quarter, which was part of the strategic reason for acquiring Adwest.

Ajay Kejriwal - FBR & Co. - Analyst

So, how should we think about the base business? I know you talked about April bookings as positive, but then CECO Abatement sounds like you’re seeing some end market issue. So, just talk through the rest of the year, what the expectation is on the base business.

Jeff Lang - CECO Environmental Corp. - CEO

Pretty solid. If you look at year-to-date April, our numbers are coming in around $54 million for April bookings versus $40 million of 2012. Just back of the envelope, we are showing probably about $4 million of that came through the Aarding and Adwest, but $10 million of that growth came from the core business.

Ajay Kejriwal - FBR & Co. - Analyst

Got it. And then maybe on that $1.3 million in one-time expenses, could you provide color on how much of that is earnout and amortization of intangibles versus the rest of it? And then what’s your expectation on these earnouts and intangibles? Do they go away the rest of the year, or would you expect more of these?

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Jeff Lang - CECO Environmental Corp. - CEO

We would expect more of those, probably consistent from the quarter. I would say the bulk of it, the bulk of it was from banking fees, legal fees, and such, and auditing fees. So I think most of that would be in the M&A legal and banking and accounting fees, and the smaller portion of that would be in the amortization side of it.

Ajay Kejriwal - FBR & Co. - Analyst

Okay, so the amortization would stay, but then the one-time — the bulk of it would go away. I guess that’s the —.

Jeff Lang - CECO Environmental Corp. - CEO

But we are continuing to do M&A activity through the Met-Pro acquisition, so we are going to see an acceleration of M&A transaction related expenses as we go through the year.

Ajay Kejriwal - FBR & Co. - Analyst

Okay. And then maybe one on — it’s a detailed question, but inventories were up sequentially. Just a little bit more color on what was driving that?

Jeff Lang - CECO Environmental Corp. - CEO

Yes, our inventories were pretty flat for the year for the core business. But when we picked up Aarding and we picked up Adwest, that added the additional inventories because they both have small shops. They outsource quite a bit. So, I would say the inventory growth had to do with the acquisitions.

Ajay Kejriwal - FBR & Co. - Analyst

Got it. Thank you.

Operator

Rob Stone, Cowen & Co.

Rob Stone - Cowen & Co. - Analyst

Lots going on, congratulations on building the platform. I wanted to ask Jeff about the timing of revenues a little bit. It seems like uncompleted contracts, for instance, jumped $6.6 million or something quarter-on-quarter. So I get the sense that perhaps part of the revenue softness in Q1 is just a question of timing. Is that correct?

Jeff Lang - CECO Environmental Corp. - CEO

Yes, that’s a good observation. Thank you for mentioning that. With the backlog at $75 million, there’s a lot of pent-up backlog that we’re working on. And our objective is to finish those projects up in Q2 and Q3 to generate greater topline growth. So that’s correct.

Rob Stone - Cowen & Co. - Analyst

So in addition to getting a full quarterly run rate for Aarding going forward, there’s the issue of not necessarily having Q1 be reflective of an annual run rate.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Jeff Lang - CECO Environmental Corp. - CEO

No, with the backlog growing and some of the projects still in the queue to be finished up, yes. Plus, Q1 is typically our lowest quarter for revenues. So our anticipation is to see much stronger revenue growth as we go through the year, complete the backlog, convert it to revenues, and then get a fuller year on the Aarding business, which I think, when we announced the press release for Aarding, they are in $35 million, $37 million revenue range.

Rob Stone - Cowen & Co. - Analyst

Okay. My next question has to do with how we should think about the operating expense run rate, excluding acquisition related items which we expect to back out. I was struck by the fact that your expenses, ex the one-time items, were more or less flat sequentially despite having Adwest for a full quarter and Aarding for a month. So, how should we think about the run rate of expenses on a full-quarter basis with both of those acquisitions baked in? Thanks.

Jeff Lang - CECO Environmental Corp. - CEO

Good question. First off, we pay meticulous attention to our operating costs. And I think we are pretty flat to last year from around 19% SG&A as a percent of sales. So we were at $6.3 million for the quarter last year and up to $6.6 million this year. But I think that was due to the acquisitions of Aarding and Adwest. So we are trying to stay within that 18%, 19% of sales. That’s our goal. And we’ll probably see a slight pickup because you only picked up one month of Aarding, so you’ll see a little increase, a little growth in SG&A and operating expenses because you haven’t — we haven’t seen a full quarter yet of Aarding. But we think we’re going to be able to stay around 19% or better on SG&A as a percent of sales, exclusive of M&A-related expenses.

Rob Stone - Cowen & Co. - Analyst

Okay. And so to help us in calculating a cash EPS or non-GAAP adjusted earnings going forward, Benton, can you say what the quarterly run rate of intangible amortization should be going forward?

Benton Cook - CECO Environmental Corp. - Interim CFO

Well, the run rate is going to accelerate when you are looking at amortization for Aarding, because there is only one month in there at this point in time.

Rob Stone - Cowen & Co. - Analyst

Correct.

Benton Cook - CECO Environmental Corp. - Interim CFO

We are still finalizing all of those valuations also, so they are not fully complete yet. By the end of Q2, we will have a much better feel for that.

Rob Stone - Cowen & Co. - Analyst

Okay, but if we did some kind of pro rata because it was in there for a month, we could at least get a rough guess for the run rate going forward?

Benton Cook - CECO Environmental Corp. - Interim CFO

Rough guess, yes.

Rob Stone - Cowen & Co. - Analyst

My final question, Jeff, has to do with the China demand picture. We’ve detected some concerns about possible slowing of GDP there, and what does the Chinese economy look like. How would you characterize the demand drivers for projects in China in terms of retrofits of existing capacity versus new greenfield expansions?

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Jeff Lang - CECO Environmental Corp. - CEO

Good question Rob. We are seeing some nice uptick in our bookings in China, and we’ve added sales engineers into China and new products. And with the Met-Pro acquisition and the Adwest, we have aspirations to grow China significantly. It’s a major pillar in our growth strategy.

But the answer, the short answer to your question is probably a mix. I would probably say two-thirds of our activity is for existing plants for air pollution control and product recovery, and perhaps one-third for greenfield. And that’s a rough estimate.

Rob Stone - Cowen & Co. - Analyst

So that’s being driven by more stringent requirements on the existing assets being driven by the government?

Jeff Lang - CECO Environmental Corp. - CEO

Right, by the Ministry of Environmental Protection Group enforcing their 12 fifth year plan to improve air quality. A lot of our sales around product recovery where it not only cleans the air but it sends back the product to be a regional raw state and the manufacturing process. So — but we are excited about China. And I know you’re reading a lot about air quality and GDP numbers, but we remain pretty bullish on China long-term, and we are investing in China long-term.

Rob Stone - Cowen & Co. - Analyst

Great, thanks for taking my questions.

Operator

Sean Hannan, Needham & Company.

Sean Hannan - Needham & Co. - Analyst

Thanks for taking my question. The first one, I’m not sure if I heard it specifically addressed a little bit earlier in the Q&A, but in terms of the bookings and backlog growth, do you have a sense or can you provide us with a sense of what that was from an organic standpoint? Kind of part one. And thanks for all the color around the major order bookings. Could you also provide some additional color on that growth in backlog? Thanks.

Jeff Lang - CECO Environmental Corp. - CEO

Sure. I think the year-to-date bookings for April, roughly probably two-thirds of it were organic, and a third of it was inorganic. So that’s kind of where we’re looking at. Of that $14 million of year-over-year bookings growth, probably $10 million was organic and roughly $4 million was through acquisition.

And color regarding the backlog, I think it’s quite high, and I think the gross margin baked into the backlog is very good. So if you look at the last few quarters of gross profit, we’re kind of thinking that’s what the future is going to be in gross profit. But the teams have weekly metrics, and the project execution is very focused on improving the gross profit through the fabrication and execution stage. So, it wouldn’t surprise me if we exceeded a little bit on gross profit.

Sean Hannan - Needham & Co. - Analyst

Okay. That’s very helpful. And then you had mentioned that you are seeing some particular strength within quoting activity, so I just wanted to see if you could perhaps dive in a little bit deeper there. Any color around what might be coming through regionally or from a product standpoint that might be standing out? Thanks.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

Jeff Lang - CECO Environmental Corp. - CEO

Well, we focus on that pretty regularly and we just had a meeting with our general manager. So the cyclone division is seeing some nice activity. A lot of it for the Fisher-Klosterman is domestic. The Buell division is seeing domestic and global activity. Our utility business traditionally — the traditional utility business is continuing some nice bookings activity. So power plants, both traditional power and natural gas, are showing some nice quotation activity. Our filter business is up. Contract — contract parts and service saw a very moderate Q1, but they are showing uptick in Q2 with activity for contract parts and services. So those — I hope that answers your question.

Sean Hannan - Needham & Co. - Analyst

That actually is very helpful. And then the last question for me — have you had much conversation with your customers or potential customers on the Met-Pro transaction? And can you characterize the feedback you’ve received so far and perhaps where you think or might be a little bit more encouraged that you could really further penetrate some of the share of the spend there?

Jeff Lang - CECO Environmental Corp. - CEO

Yes, that’s a good question. And capturing more share of wallet is our objective. There is cost-out synergies with the Met-Pro CECO combination but there is substantial revenue generation opportunities in growing the business. We’ve talked to shareholders, research analysts, and customers, and the feedback we are getting has all been positive. We already have the teams looking at introducing new products into China to grow the business because keep in mind the products that CECO — the great technology and products that CECO and Met-Pro have, there’s pretty much no overlap. So, it’s all accretive in terms of if you’re sitting in front of a customer and you’re talking about the three or four engineered technologies that CECO provides and the three or four engineered technologies that Met-Pro provides, you now have a broader bandwidth of an engineered solution for the end-users. So thus far, all our feedback has been positive. The technical sales organizations are excited because they see it as an opportunity to provide greater solutions to their customers. So, we are quite pleased that the feedback has been great. Quite honestly, I haven’t heard anything that hasn’t been favorable regarding the CECO Met-Pro combination.

Sean Hannan - Needham & Co. - Analyst

Wonderful. Thanks so much for all the detail, Jeff.

Jeff Lang - CECO Environmental Corp. - CEO

Thanks Sean.

Operator

(Operator Instructions). Larry Schnurmacher, Morgan Stanley.

Larry Schnurmacher - Morgan Stanley - Analyst

Hi guys. Good work so far. Do you have a new — I don’t know if this question was asked or not. I might’ve missed it. Do you have a new profit margin expectation based on the recent acquisitions that were done, or that are being digested?

Jeff Lang - CECO Environmental Corp. - CEO

Yes. We have some internal aspirations. We haven’t shared those publicly, Larry. We don’t publish a lot of guidance right now. Maybe next year when we get to be a significantly larger company, we could provide some guidance. But we have aspirations to exceed last year’s performance in operating margins and gross profit, but we haven’t published that publicly.

And the strategic M&A requirements that CECO — the CECO Board of Directors has is to make sure, when we do smart acquisitions, it’s accretive to our performance in many ways. So that’s one of our criteria for doing a transaction.

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MAY 08, 2013 / 12:30PM GMT, CECE - Q1 2013 CECO Environmental Earnings Conference Call

But the goal is year-over-year improvement, but we haven’t published anything specifically, Larry.

Larry Schnurmacher - Morgan Stanley - Analyst

Okay, thanks. Keep up the good work.

Operator

Thank you for your questions. I would now like to turn the call over to Jeff Lang, CEO of CECO Environmental, for the closing remarks.

Jeff Lang - CECO Environmental Corp. - CEO

Thank you for joining our call this morning, and we look forward to working with you in the future.

Operator

Thank you for joining today’s conference. Ladies and gentlemen, this concludes the presentation. You may now disconnect. Have a very good day.

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